TOYOTA AGREES TO NHTSA SETTLEMENT REGARDING RECALL OF 2010 LEXUS RX

Toyota has agreed to make a payment of $17.35 million to the National Highway Traffic Safety Administration to settle claims related to the timeliness of its June 2012 recall to address the potential for accelerator pedal entrapment caused by unsecured or incompatible driver’s side floor mat in the 2010 Lexus RX 350 and RX 450h, without admitting to any violation of its obligations under the U.S. Safety Act.

Ray Tanguay, Chief Quality Officer of Toyota North America, stated, “Toyota is dedicated to the safety of our customers, and we continue to strengthen our data collection and evaluation process to ensure we are prepared to take swift action to meet customers’ needs. We agreed to this settlement in order to avoid a time-consuming dispute and to focus fully on our shared commitment with NHTSA to keep drivers safe.”

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